Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Three Months
Ended
March 31, 2008

Loss from continuing operations before income taxes	$(74)

Adjustments:
Minority interest in loss of subsidiaries with fixed charges	-
Undistributed (earnings) loss of equity method investees	-
Interest expense	28
Interest component of rental expense (1)	32
Amortization of capitalized interest	1
Loss from continuing operations as adjusted	$(13)

Fixed charges:
Interest expense	28
Interest component of rental expense (1)	32
Capitalized interest	-
Total fixed charges	$60

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the three months ended March 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $73 million.